Exhibit 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	Years Ended December 31
	2012	2011	2010	2009	2008
	(in millions except for ratio amounts)
Income from continuing operations before provision for income taxes	$1,996	$2,199	$2,988	$2,962	$2,407
Less:
Income (loss) from equity investees	68	240	340	(9)	(14)
Add:
Interest expensed	224	245	248	248	240
Capitalized interest amortized or expensed	2	—	2	2	8
Portion of rents representative of the interest factor	27	28	28	29	31
Distributions from equity investees	154	184	125	51	166

Income as adjusted	$2,335	$2,416	$3,051	$3,301	$2,866

Fixed charges:
Interest expensed	$224	$245	$248	$248	$240
Portion of rents representative of the interest factor	27	28	28	29	31

Fixed charges	$251	$273	$276	$277	$271

Ratio of consolidated earnings to fixed charges	9.30	8.85	11.05	11.92	10.58